September 20, 2023

Via Edgar Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Application and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kindly MD, Inc.
Draft Registration Statement on Form S-1
Submitted July 26, 2023
CIK No. 0001946573

Ladies and Gentlemen:

Kindly MD, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 14, 2023, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Draft Registration Statement on Form S-1Amendment No. 2

1. We note your response to previous comment 13 and re-issue the comment in part. In your description of your 2023 operational plan, you note that “[a]t present, [y]our operations are solely based in Utah and [you] have not currently targeted or planned specific expansion into other states.” However, your disclosure also states that you “hope to be able to enter four new markets in the twelve calendar months following the closing of the Offering.” We also note that your Growth Strategy section on page 5 of the Prospectus states that “[t]he markets that [you] intend to explore and evaluate include North Carolina, Texas, Florida, Pennsylvania, among further expansion in Utah.” Please reconcile your disclosure regarding your twelve calendar month timeline and intended exploration of those specific markets with your statement that you have not currently targeted or planned specific expansion into other states.

Response: We have updated the Registration Statement universally to disclose that the Company has no expansion plans outside the state of Utah currently. Please see pages 12, 35 and 45.

2. We note your response to previous comment 13 and we refer you to our comment above. We note your current growth plans and your disclosure that you hope to be able to enter four new markets in the twelve calendar months following the closing of the Offering. Please revise to clarify your disclosures and include the appropriate regulatory disclosures in this section if you elect to include disclosures regarding your entry into the new four markets. As appropriate, revise to include risk factor disclosures regarding the uncertainty of entering into these markers.

Response: We have updated the Registration Statement universally to disclose that the Company has no expansion plans outside the state of Utah currently. Please see pages 12, 35 and 45. Because there are no expansion plans, we have not included any new risk factors regarding expansion.

Please note that we have filed this Registration publicly on Form S-1 instead of as a Draft Registration Statement. We appreciate your time and attention in your review.

Thank you for your assistance and review; we look forward to resolving any further comments or questions. Please reach out to our legal counsel, Callie Jones, at (801)303-5721 with any additional comments.

Sincerely,

Kindly MD, Inc.

/s/ Tim Pickett
Tim Pickett
Chief Executive Officer